Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 15 DATED FEBRUARY 14, 2024
TO THE PROSPECTUS DATED APRIL 12, 2023
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of March 1, 2024;
•to disclose the calculation of our January 31, 2024 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
March 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases as of February 29, 2024) is as follows:

Transaction Price (per share)
Class T	$28.1773
Class S	$28.1936
Class D	$28.1969
Class I	$28.3029
Class E	$29.6524
The March 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
January 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of January 31, 2024:

$ in thousands, except share/unit data
Components of NAV	January 31, 2024
Investments in real estate	$798,289
Investments in unconsolidated entities	141,515
Investments in real estate-related securities	28,104
Investment in commercial loan	34,644
Investment in affiliated fund	26,756
Cash and cash equivalents	36,399
Restricted cash	11,585
Other assets	7,100
Mortgage notes, revolving credit facility and financing obligation, net	(385,627)
Subscriptions received in advance	(7,225)
Other liabilities	(18,531)
Management fee payable	(312)
Accrued stockholder servicing fees	(12)
Non-controlling interests in joint-ventures	(49,958)
Net asset value	$622,727
Number of outstanding shares/units	21,524,276
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,397	$15,056	$24,182	$121,868	$35,343	$403,542	$5,338	$622,727
Number of outstanding shares/units	617,417	534,020	857,603	4,305,845	1,191,917	13,837,444	180,030	21,524,276
NAV Per Share/Unit as of January 31, 2024	$28.1773	$28.1936	$28.1969	$28.3029	$29.6524	$29.1631	$29.6524
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.5%	7.3%
Industrial	7.1%	5.7%
Self-Storage	7.6%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.1%	5.6%
Retail	8.4%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.6%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.6)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	3.0%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.8)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of February 9, 2024, we have issued and sold in our public offering (1) 5,897,627 shares of our common stock (consisting of 264,711 Class T shares, 188,465 Class S shares, 502,230 Class D shares, 2,921,767 Class I shares and 2,020,454 Class E shares) in the primary offering for total proceeds of $179.2 million and (2) 61,482 shares of our common stock (consisting of 5,701 Class T shares, 1,982 Class S shares, 10,077 Class D shares, 29,878 Class I shares and 13,844 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.9 million. As of January 31, 2024, our aggregate NAV was $622.7 million. We intend to continue selling shares in our public offering on a monthly basis.